UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Politiscope, Inc.

Legal status of issuer

Form
C-Corp

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 4, 2016

Physical address of issuer
500 Mercer St. Seattle, WA 98109

Website of issuer
https://app.politiscope.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 24, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$157,181	$94,799
Cash & Cash Equivalents	$121,755	$94,799
Accounts Receivable	$0	$0
Short-term Debt	$55,954	$42,590
Long-term Debt	$496,507	$175,000
Revenues/Sales	$647	$15
Cost of Goods Sold	$16	$0
Taxes Paid	$243	$476
Net Income	$(815,269)	$(160,284)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 10, 2020

Politiscope, Inc.

Up to $1,070,000 of Crowd Notes

Politiscope, Inc. (“Politiscope”, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 24, 2020. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 24, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 17, 2020 will be permitted to increase their subscription amount at any time on or before April 24, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after April 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 17, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://app.politiscope.io/investor

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/politiscope

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are

based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Politiscope, Inc. is a C-Corp, formed on October 4, 2016. The Company is located at 500 Mercer St. Seattle, WA 98109. The Company's website is https://app.politiscope.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/politiscope and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	April 24, 2020
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13-15, 16, and 18-19

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value

of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's cash position is relatively weak. Specifically, the Company has approximately $1450 in cash remaining as of September 30. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company forecasts project aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value

of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has very limited operating history since its organization. There is no assurance that the Company will meet its business objectives or operate profitably. To develop its products, the Company will need to incur significant expenses on further development and marketing. These expenses may exceed the amount of proceeds from this Offering and other sources of revenue, and it is likely the Company will experience net operating losses into the foreseeable future.

Following this Offering, the Company will almost certainly need to seek additional financing, which may include the issuance of additional shares of the Company's stock or other securities. There can be no assurance that the Company will be able to obtain such financing, or that, if available, such financing would not result in a substantial dilution in the value of the Company's outstanding stock. Additional financing may require that the Company issue securities that have rights, preferences and privileges that are senior to the Shares. The Company's financial success will depend, to a significant extent, on the efforts and abilities of its Key Employees, Nimish Desai, Israel Lopez, Walter Powell Jr. and Jackson White. The loss of the services of any of them for any reason could seriously impair the Company's ability to proceed as a viable entity.

The Company has engaged in Related Party Transactions. The Company has a short-term loan from related party Nimish Desai. The loan bears no interest and has no formal repayment structure. Nimish Desai is a member of the Company's management team. In addition, in 2018, the Company issued a promissory note in exchange for $10,000 to related party Nimish Desai. The Note bears an interest rate of 2% per annum compounded semiannually. The Note will become due on demand of the Note Holder.

Management has identified a Going Concern Note in its financial statements. Specifically, management has identified the following conditions and events that create uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2018 & 2017. The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

The individuals listed as advisors on the pitch deck are mentors, rather than formal advisors. These individuals do not have formal agreements in place with the Company, and may not be compensated for their expertise and advise.

The Company acquired Political Junkie, Inc. by way of a tax-free stock exchange version of a reverse triangular merger in May, 2019. In the merger, Israel Lopez, Walter Powell Jr. and Jackson White, the founders of Political Junkie, Inc., joined the Company and all Political Junkie, Inc. assets were assigned to the Company. Political Junkie, Inc. is now a wholly owned subsidiary of the Company.

The Company's strategy for development contemplates the Company will enter into and maintain various arrangements with customers and industry partners. There can be no assurance that such arrangements can be secured or will be maintained or that additional recurring arrangements will be entered into. Although the Company believes that parties to any such arrangements would have economic and other motivations to perform their contractual responsibilities in full, the amount and timing of resources which they would devote to these activities would not be within the control of the Company. There can be no assurance that such parties would perform their obligations as expected or that any revenue would be derived by the Company from such arrangements; nor can there be any assurance that the Company would be able to perform its obligations under any such arrangements. The Company's failure to perform its obligations under such arrangements could result in their termination by the other party or parties thereto, which would have a material adverse effect on the Company's success.

Deviation from Business Plan. The Company may attempt to sell its business prior to fully reaching market potential, in which case the value of the Company may not have an opportunity to mature, or the Company may abandon the development of its existing products and/or services to pursue other opportunities that arise.

There is no assurance that the Company's products and/or services will be accepted by customers in the intended market for such products and/or services, or that competitors may develop superior products and/or services or be able to provide such products and/or services at lower costs to customers than the Company. Lack of acceptance of the Company's products and/or services would have a material adverse effect on the Company and the value of the Shares. The Company's products and/or services and the value of the Company and its stock are generally subject to

risks inherent in a general economic downturn or a downturn in the market in which the Company's products and/or services are sold.

Conflict of interest. While the Company's management does not feel that the Company is currently engaged in any other conflict of interest transactions or relationships with any of its Shareholders, Directors or officers (or their affiliates), there is no assurance that the Company will not in the future become involved in such conflict of interest transactions or relationships.

Certain potential conflicts of interest are inherent in the relationships of the Company with its Shareholders, Directors and officers. Such conflicts arise where these persons or their affiliates transact business with or have other relationships with the Company, or where such persons own businesses or are otherwise materially interested in or involved with individuals or firms that transact business with or have other relationships with the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 23.65% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Arbitrary Company Valuation and Determination of Purchase Price. The valuations set forth in the Notes for purposes of calculating certain default conversion rates are arbitrary and are not an indication or representation of the value of the Company. The purchase price of equity in a future Qualified Financing (the "Purchase Price") may be determined based upon a number of factors, some of which bear no relation to established valuation criteria such as assets, earnings, net worth or book value. The Purchase Price will be approved by the Company's management as adequate consideration for the equity offered in a Qualified Financing. There can be no assurance that the Purchase Price represents the fair market value of this equity. No formal independent fair market valuation of the Company or its equity has been or is expected to be obtained.

The Company's Board of Directors currently consists of five individuals elected by a majority of the issued and outstanding shares of Common Stock of the Company. Currently, Walter Powell Jr., Israel Lopez, and Nim Desai are the three Directors with two vacant seats. After the sale of all of the Securities in this Offering, the Founders will continue to be the controlling holders of Common Stock of the Company and will collectively control the election of the three-person Board of Directors.

Absence of Distributions. The Company has never paid distributions and does not intend to pay any distributions in the immediate future.

Each of the two Founders will hold a significant number of shares of Common Stock of the Company even after the Offering, and are officers of the Company, and are willing to provide services to the Company. Additionally, Walter Powell Jr. is on the Company's Board of Directors. The Founders will be compensated for those services pursuant to agreements and/or arrangements that are subject to approval, interpretation and/or termination by the Company's Board of Directors.

BUSINESS

Description of the Business

Politiscope is empowering voters with digestible and objective information along with easy action items. Politics in the palm of your hand!

Business Plan

With the concept of "fake news" now a solid part of the American lexicon and with divisive, emotionally-tinged partisanship on the rise, many people have become confused, overwhelmed, and therefore disempowered in terms of their ability to cast an informed vote. This has resulted in an overall decline of the U.S. public's opinion of–and trust

in–the country's political process. By providing easy access to clear, accurate, and objective information about current politicians and political activity, and by allowing users to register to vote and donate within the app itself, Politiscope is helping to solve these issues. Politiscope is a Delaware Corporation, our Politiscope is available on iOS and Android. We merged with DownTicket in the spring of 2019. We currently have over 30,000 users and an exclusive partnership with The Young Turks Network to advertise our application. We are projecting to hit 2,000,000 active users by the end of 2020. We also have $60K in ARR on our b2b side, licensing our API and our white-labeled product. We are projecting to be in the green by Q3 2020.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($500,000)	% if Maximum Amount Raised ($1,070,000)
Marketing/Sales	20	20	20
Salary/Hires	30	30	20
Paid User Acquisition	15	15	20
Product and Data Management	10	10	10
Misc.	10	10	10
Product Development	15	15	20

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Israel Lopez	CEO, CTO, and GC	Attorney, CEO/CTO/General Counsel of Political Junkie, Inc. (February 2018-present). His responsibilities included facilitating M&A and securities transactions as an attorney and managing all operations of Political Junkie, Inc.
Nim Desai	COO	CEO of Politiscope, Inc. (formerly Downticket, Inc.) (March 2016-present).. He managed all operations of the company.
Walter Powell Jr.	CBO	NFL wide receiver for the Buffalo Bills. (March 2014-December 2017). CBO for Political Junkie, Inc., (December 2017-present). managing marketing operations.
Jackson White	CIO	Founder Frathouse Productions (June 2011-present).and CIO of Political Junkie, Inc. (December 2017-present).creating our content strategy and distributing our mobile app content.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issued pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering
Common Stock	16,501,848	1 vote per share of common stock	N/A	54.96%
Series Seed-1 Preferred	900,000	1 vote per share (treated as common stock for voting purposes)	Liquidation preferences over Common Stock and Dividend rights. For so long as shares of Series Seed-1 Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class: (a) amend the certificate of incorporation of the Corporation, as	22.25% (combined of Seed 1-4 as all four classes have the same exact rights. The creation of four classes was a result of the tax-free stock exchange reverse triangular merger with Political Junkie, Inc.)

			then in effect, in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the Series Seed-1 Preferred Stock so as to adversely affect the Series Seed-1 Preferred Stock; or increase the authorized number of shares of Series Seed-1 Preferred Stock	
Series Seed-2 Preferred	2,335,429	1 vote per share (treated as common stock for voting purposes)	Liquidation preferences over Common Stock and Dividend rights. For so long as shares of Series Seed-2 Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed-2 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class: (a) amend the certificate of incorporation of the Corporation, as then in effect, in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the Series Seed-2 Preferred Stock so as to adversely affect the Series Seed-2 Preferred Stock; or increase the authorized number of shares of Series Seed-2 Preferred Stock.	
Series Seed-3 Preferred	3,463,680	1 vote per share (treated as common stock for voting purposes)	Liquidation preferences over Common Stock and Dividend rights. For so long as shares of Series Seed-3 Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed-3 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class: (a) amend the certificate of incorporation of the Corporation, as then in effect, in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the Series Seed-3 Preferred Stock so as to adversely affect the Series Seed-3 Preferred	

			Stock; or increase the authorized number of shares of Series Seed-3 Preferred Stock	
Series Seed-4 Preferred	476,863	1 vote per share (treated as common stock for voting purposes)	Liquidation preferences over Common Stock and Dividend rights. For so long as shares of Series Seed-4 Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Series Seed-4 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a single class: (a) amend the certificate of incorporation of the Corporation, as then in effect, in a manner that would alter, change, or repeal any of the rights, preferences, privileges or restrictions of the Series Seed-4 Preferred Stock so as to adversely affect the Series Seed-4 Preferred Stock; or increase the authorized number of shares of Series Seed-4 Preferred Stock	
Warrant to purchase Common Stock	490,000	N/A	Once the Warrant is exercised, it will have a pro rata dilution effect on all classes of stockholders.	1.52%
Option Pool for Common Stock	6,857,927	N/A	Once stock option grants are fully vested and subsequently exercised, it will have a pro rata dilution effect on all classes of stockholders.	21.27%

The Company has the following debt outstanding:

During the year ended December 31, 2017 and 2018, the Company issued Convertible Securities in the form of a convertible note purchase agreements ("Notes"). The Notes have a maturity date of December 31, 2019 and bear interest at a rate of 4.0% per annum. The Notes provide a right to the holder to future equity in the Company in the form of Note Preferred Stock. Note Preferred Stock are shares of a series of Preferred Stock issued to the investor in a qualified equity financing of $1,000,000 or more ("Qualified Financing"). If there is a liquidity event (as defined in the Notes) or a Qualified Financing, the investor will, at their option, either (i) receive a cash payment equal to the face value of the Note plus interest accrued ("Purchase Amount") or (ii) automatically receive from the Company the number of shares issued to the holder is determined by dividing the outstanding balance of the note by a conversion price equal to the less of (1) 80% of the lowest price per share of such class or series of stock paid by the investors in a Qualified Financing (equity financing of $1,000,000 or more) or (2) the conversion price obtained by dividing $3,000,000 by the Company's fully-diluted capitalization immediately prior to such conversion of the Notes and the Qualified Financing (assuming conversion of all securities convertible into Common Stock, exercise of all outstanding options and warrants to purchase Common Stock and including the shares reserved or authorized for issuance under the Company's existing stock option plan and any increase thereto, or any equity incentive plan to be adopted, in connection with such transaction, but excluding, for this purpose, the deemed conversion of the Notes). The type and class of securities to be issued upon such conversion shall be the same as those issued to new investors in the Qualified Financing; provided, however, that the excess shares issued as a result of the preceding discount or conversion cap, as applicable will be issued Common Stock (rather than Note Preferred Stock).

If there is a dissolution event the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all Note holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the Note holders as a single class.

The Notes will expire and terminate upon either (i) the issuance of shares to the investor pursuant to a Qualified Financing or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

During 2017, the Company issued $225,000 worth of Notes, with a valuation cap of $3,000,000, an interest rate of 4% and a discount rate of 20%.
During 2018, the Company issued $250,000 worth of Notes, with a valuation cap of $3,000,000, an interest rate of 4% and a discount rate of 20%.
During 2018, the Company's subsidiary Political Junkie, Inc. executed an equity financing round for $500,000 worth of Series Seed Preferred Stock with a post-money valuation of $1,666,666 in June, 2018.

As of December 31, 2018, the Company had $475,000 of Notes outstanding and no Notes have been converted into equity, nor had any terminated or expired based on the terms of the agreements.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nimish Desai	5,600,000 shares of Common Stock	23.65%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Politiscope Inc. ("the Company") is a corporation organized under the laws of Delaware and includes its subsidiary, Political Junkie, Inc., a corporation organized under the laws of Delaware. Political Junkie, Inc. was acquired by Politiscope, Inc. via a non-taxable stock exchange variation of a reverse triangular merger in 2019. The Company operates an online platform that provides users with information and tools supporting increased user engagement in politics nationwide.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1450 in cash on hand as of September 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers

should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
CN Angel	2017-2018	506(b)	Convertible Promissory Note	$475,000 worth of Notes	Product development, marketing,

					salary and product launch.
Equity Financing (executed by Political Junkie, Inc., the Company's subsidiary)	June 2018	506(b)	Series Seed Preferred Stock	$500,000 for 250,000 shares or 30% of Political Junkie, Inc.	Creation of Politiscope mobile and web application, marketing, salary, and operational expenses with launching the application.
Merge	May 2019	N/A (See Form D)	Tax Free Stock Exchange via a reverse triangular merger.	Merged conducted at a $6.25M valuation for Politiscope, Inc. and a $6.25M valuation for Political Junkie, Inc.	To combine the software systems in order to enhance the user experience, diversify our revenue strategy and combine leadership.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
The Company acquired Political Junkie, Inc. by way of a tax-free stock exchange version of a reverse triangular merger in May 2019. In the merger, Israel Lopez, Walter Powell Jr. and Jackson White, the founders of Political Junkie, Inc., joined the Company and all Political Junkie, Inc. assets were assigned to the Company. Political Junkie, Inc. is now a wholly owned subsidiary of the Company. At the time of the merge, the Company had two classes of stock, common and preferred, and Political Junkie, Inc. had two classes of stock, common and preferred, and both companies had open convertible security financing rounds with investors procured in both. The merge caused a conversion of the convertible securities on the cap tables of both companies. The end result was that the Company's preferred stock, Political Junkie's preferred stock, and the preferred stock issued via the conversion of the convertible securities were all pooled all given the same preferred stock rights. But, given that there were four separate issuances of the preferred stock we had to classify them separately. For preference and rights purposes, the classes are exactly the same.

Dividend Rights
Yes

Voting Rights
Yes

Liquidation Preference Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company has a short term loan from related party Nimish Desai. The loan bears no interest and has no formal repayment structure. Nimish Desai is a member of the Company's management team. In addition, in 2018, the Company issued a promissory note in exchange for $10,000 to related party Nimish Desai. The Note bears an interest rate of 2% per annum compounded semiannually. The Note will become due on demand of the Note Holder.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Israel Lopez
(Signature)

Israel Lopez
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Walter Powell Jr.
(Signature)

Walter Powell Jr.
(Name)

CBO
(Title)

3/10/2020
(Date)

/s/ Nim Desai
(Signature)

Nim Desai
(Name)

COO
(Title)

3/10/2020
(Date)

/s/ Israel Lopez
(Signature)

Israel Lopez
(Name)

CEO
(Title)

3/10/2020
(Date)

/s/ Jackson White
(Signature)

Jackson White
(Name)

CIO
(Title)

3/10/2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

POLITISCOPE, INC.

Reviewed Consolidated Financial Statements For The Years Ended December 31, 2018 and 2017

November 12, 2019

Jason M. Tyra CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Politiscope, Inc.
Seattle, WA

We have reviewed the accompanying financial statements of Politiscope, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

POLITISCOPE, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 AND 2017

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	121,755	$	94,799
Pre-Paid Expenses		35,426		-
TOTAL CURRENT ASSETS		157,181		94,799
NON-CURRENT ASSETS				
Domain Name		4,000		4,000
TOTAL NON-CURRENT ASSETS		4,000		4,000
TOTAL ASSETS		161,181		98,799
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		30,954		42,590
Due to Related Party		25,000		-
TOTAL CURRENT LIABILITIES		55,954		42,590
NON-CURRENT LIABILITIES				
Convertible Notes Payable		475,000		175,000
Accrued Interest		11,507		-
Related Party Note Payable		10,000		-
TOTAL LIABILITIES		552,460		217,590
SHAREHOLDERS' EQUITY				
Common Stock (29,900,000 shares authorized; 8,896,875 issued; $.0001 par value)		890		-
Preferred Stock (7,175,972 shares authorized; 900,000 outstanding; $.0001 par value)		90		90
Additional Paid-In Capital		83,020		53,910
Retained Earnings (Deficit)		(475,278)		(172,790)
TOTAL SHAREHOLDERS' EQUITY		(391,278)		(118,790)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	161,181	$	98,799

Reviewed- See accompanying notes.

POLITISCOPE, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 647	$ 15
Cost of Goods Sold	(16)	-
Gross Profit	631	15
Operating Expense		
Salaries & Wages	394,894	60,656
Research & Development	166,766	44,806
Selling & Marketing	107,500	6,754
General & Adminstrative	102,060	19,795
Professional Fees	26,699	21,027
Rent	5,734	6,000
	803,654	159,038
Net Income from Operations	(803,023)	(159,023)
Other Income (Expense)		
Tax Expense	(243)	(476)
Interest Expense	(12,003)	(785)
Net Income	$ (815,269)	$ (160,284)

POLITISCOPE, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (815,269)	$ (160,284)
Change in Due to Related Party	25,000	-
Change in Accounts Payable	(11,637)	42,574
Change in Pre-Paid Expenses	(35,426)	-
Net Cash Flows From Operating Activities	(837,332)	(117,711)
Cash Flows From Investing Activities		
Purchase of Website	-	(4,000)
Net Cash Flows From Investing Activities	-	(4,000)
Cash Flows From Financing Activities		
Consolidation Adjusting Entry to Retained Earnings	512,783	-
Issuance of Convertible Notes Payble	300,000	175,000
Change in Additional Paid-In Captital	29,110	4,000
Change in Accrued Interest	11,507	-
Issuance of Related Party Note Payable	10,000	-
Issuance of Common Stock	890	-
Net Cash Flows From Investing Activities	864,290	179,000
Cash at Beginning of Period	94,799	37,511
Net Increase (Decrease) In Cash	26,958	57,289
Cash at End of Period	$ 121,755	$ 94,799

POLITISCOPE, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016		$ -	900,000	$ 90	$ 49,910	$ (12,506)	$ 37,494
Issuance of Stock					4,000		4,000
Net Income							(160,284)
Balance at December 31, 2017	-	$ -	900,000	90	$ 53,910	$ (12,506)	$ (118,790)
Issuance of Stock	8,896,875	890			29,110		30,000
Retained Earnings Adjustments						512,783	512,783
Net Income							(815,269)
Balance at December 31, 2018	$ 8,896,875	890	900,000	$ 90	$ 83,020	$ (12,506)	$ (391,278)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Politiscope, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company owns a marketing app that does informs its users about politics.

The Company wholly owns Political Junkie, Inc.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2018 & 2017.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the results of operations of both the Company and its wholly owned subsidiary.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Domain Name

Domain Name is a domain purchased from a third party. As of December 31, 2018, the Company recognized no impairment loss related to the Domain Name.

Due to Related Party

Due to Related Party is short term loan from, related party, Nimish Desai. The loan bears no interest and has no formal repayment structure. Nimish Desai is a member of the Company's management team.

Research & Development

The Company expenses research and development costs as incurred.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the

transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 250,000 stock options and 490,000 warrants outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the Company issued a series of convertible promissory notes in exchange for $175,000. The Notes will mature on December 31, 2018 and bear an interest rate of 4% per annum. The Notes may automatically convert under certain pre-defined conditions such as a Qualified Equity Financing Event or change of ownership.

In 2018, the Company issued a series of convertible promissory notes in exchange for $300,000. The Notes will mature on December 31, 2018 and bear an interest rate of 4% per annum. The Notes may automatically convert under certain pre-defined conditions such as a Qualified Equity Financing Event or change of ownership.

In 2018, the Company issued a promissory note in exchange for $10,000 to related party Nimish Desai. The Note bears an interest rate of 2% per annum compounded semiannually. The Note will become due on demand of the Note Holder. Nimish Desai is a member of the Company's management team.

Subsequent to the period, the Company issued additional convertible promissory notes in exchange for $230,000.

Subsequent to the period, the Company acquired Political Junkie, Inc. and all convertible promissory notes were converted.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 12, 2019, the date that the financial statements were available to be issued.

EXHIBIT C

PDF of SI Website


politiscope

This presentation contains offering materials prepared solel
Politiscope, Inc. without the assistance of SI Securities, and
to FINRA Rule 2210. In addition, this presentation may cont
looking statements and information relating to, among othe
the company, its business plan and strategy, and its industry
statements reflect management's current views with respec
events based information currently available and are subjec
and uncertainties that could cause the company's actual res
differ materially. Investors are cautioned not to place undue
these forward-looking statements as they are meant for illu
purposes and they do not represent guarantees of future re
of activity, performance, or achievements, all of which cann
Moreover, no person nor any other person or entity assume
responsibility for the accuracy and completeness of forward
statements, and is under no duty to update any such statem
conform them to actual results.

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Invest in Politiscope, Inc.

Politiscope strips away the unnecessary complexity of politics and empowers voters with raw media, information on elected officials and action items

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$1,000	$8,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 38d : 10h : 59m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Politiscope, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Politiscope, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Over 30,000 users with a 29% DAU/MAU ratio.
- Launched by former NFL player Walter Powell Jr. (Arizona Cardinals, New York Jets, Buffalo Bills) aiming to detail politicians' votes on legislation, upcoming bills, and contact information.
- Notable investors include Gary Vaynerchuk, a serial entrepreneur and early investor in Tumblr, Twitter and Snap, Richie Incognito, an offensive guard for the Oakland Raiders (NFL), and Duke Johnson, a running back for the Houston Texans (NFL).
- Media coverages from Fox Business, TechCrunch, Entrepreneur, and more.
- Entered into a co-marketing partnership with The Young Turks, a leading online news and talk network for the connected generation with 4.4M subscribers on YouTube.

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $8,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Politiscope is empowering voters with digestible and objective information along with easy action items. Politics in the palm of your hand!

With the concept of "fake news" now a solid part of the American lexicon and with divisive, emotionally-tinged partisanship on the rise, many people have become confused, overwhelmed, and therefore disempowered in terms of their ability to cast an informed vote. This has resulted in an overall decline of the U.S. public's opinion of–and trust in–the country's political process. By providing easy access to clear, accurate, and objective information about current politicians and political activity, and by allowing users to register to vote and donate within the app itself, Politiscope is helping to solve these issues. Politiscope is a Delaware Corporation, our Politiscope is available on iOS and Android. We merged with DownTicket in the spring of 2019. We currently have over 30,000 users and an exclusive partnership with The Young Turks Network to advertise our application. We are projecting to hit 2,000,000 active users by the end of 2020. We also have $60K in ARR on our b2b side, licensing our API and our white-labeled product. We are projecting to be in the green by Q3 2020.

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Media Mentions

TechCrunch
SPORTTECHIE
politiscope
cheddar
FOX BUSINESS
M | Authority Magazine
ct THE CAP TIMES Madison, Wisconsin
THE YOUNG TURKS
THE GAME PLAN with Dale Moss

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Form C

Data Room

0 comments

FAQs

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The Team

Founders and Officers



Israel Lopez

CEO, CTO, AND GENERAL COUNSEL

Mr. Lopez has spent the last ten years at the intersection of technology, law, M&A and securities. After obtaining a football scholarship to Concordia University-St. Paul, Israel became an ESPN All-American both on the field and in the classroom. During his senior year at Concordia he drafted "The Kyle Herman Bill," a bill that was enacted into Minnesota state law during the 2010 legislative session. Mr. Lopez has facilitated over 50 M&A deals and closed on over $100M in Reg. D financing deals for start-up tech companies as an attorney and entrepreneur. He has founded four companies, three of them tech companies, and Politiscope is his fifth. Mr. Lopez was named in the InBusiness 40 Under 40 list at age 27 and named one of Wisconsin's most powerful Latino's by Madison365 magazine at age 28. He has deep product development experience in SaaS, mobile applications, AI and data procurement and has sold products all over the world including China, Japan and India. As a leader, Mr. Lopez is as dynamic as it gets. As a talent, Mr. Lopez brings a unique skill-set, allowing him to serve as the CEO, CTO and General Counsel for Politiscope.



Walter Powell Jr.

CBO

Mr. Powell Jr. is a St. Louis, Missouri native and a graduate from Murray State University. He was drafted by the Arizona Cardinals in the 6th round of the NFL Draft. He spent 4 seasons in the NFL playing for the New York Jets & Buffalo Bills. Mr. Powell has been a real estate entrepreneur since he began his career in the NFL, owning properties in St. Louis where he restores damaged properties and opens them up for retired US Veterans. During his time in the NFL, Mr. Powell was mentored by AJ Vaynerchuk and Gary Vaynerchuk, his agents, to think outside of the game of football. He actively works with other athletes and entrepreneurs to promote leadership and financial security to underprivileged communities. In June of 2018, Mr. Powell turned down four NFL contract offers to pursue Politiscope. In doing so he stated, "football is my passion, but Politiscope is my purpose." He is one of the first NFL players in history to become the founder of a technology company and is the face of Politiscope.

PROFILE MENU

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Overview
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Nim Desai
COO

Mr. Desai graduated from the University of Pennsylvania's Management and Technology program in 1996 with a BS in Economics from the Wharton School of Business and a BAS in Environmental Systems from the School of Engineering and Applied Science. He would later obtain an M.S. in Engineering from the Johns Hopkins University in 2003 and an MBA from the University of Washington in 2007. Mr. Desai is the founder of Ten-Divide, Inc., acquired by EA Engineering in 2007 and participated on the team that led EA through an 8-figure exit via an ESOP. Following the exit in August 2016, Mr. Desai provided strategy and field team recruiting support to the Hillary for America presidential campaign in Philadelphia, PA, working with communities in North and South Philadelphia and student populations at Penn, Drexel, and Temple. Based on what was happening around the country in the leadup to and following the 2016 Presidential election, Mr. Desai felt that one of the greatest needs and opportunities to leverage technology and improve lives was to improve citizen engagement in our political process and Politiscope is the result of that belief.



Jackson White
CIO

Mr. White is the political mind behind Politiscope. Mr. Jackson has spent the last 10 years of his life building the experience, temperament, attitude and character needed to make Politiscope the most trusted source for objective political news on the market. Jackson is, to say the least, obsessed with the political structure of democracies. His obsession has turned him into a national political ideology contributor. Most of his business experience prior to Politiscope was in event organization where started a led an event management business that organized over 500 events in 50 cities across America. While on the constant road, he was able to nurture is political obsession by learning systems state by state. The media and content strategy for Politiscope is the brain child of Mr. Jackson, someone who's coming from St. Louis, MO, and has a unique ability to create content that can be digested by everyone.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $8,000,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.

Investment Proxy Agreement	Investors who invest $50,000 or less will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Closing conditions:	While Politiscope has set an overall target minimum of US $500,000 for the round, Politiscope must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Politiscope's Form C.
Regulation CF cap:	While Politiscope is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Marketing/Sales
Salary/Hires
Paid User Acquisition
Product and Data Management
Misc.
Product Development

If Maximum Amount Is Raised


Marketing/Sales
Salary/Hires
Paid User Acquisition
Product and Data Management
Misc.
Product Development

Investor Perks

First 100 investors get Politiscope t-shirt and $100K+ investors can attend board meeting at Vayner Media with Gary Vee and NFL players.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape


$150 000 000 000
$125 000 000 000
$100 000 000 000
$75 000 000 000
$50 000 000 000
$25 000 000 000
$0
2016
2017
2018
2019

Our Market Landscape includes campaign contributions, profile subscriptions to legislators, SaaS sales to political organizations, API sales to media companies, data sales and mobile ad space sales.

Politiscopes's target audience is anybody who wants to know more about or become more involved in politics no matter where they stand on the political spectrum, but we are specifically targeting millennials as 2020 will be the peak of the "voter interest bell curve" for millennials. Additionally, in the 2016 presidential election 106,516,046 eligible voters did not vote, almost half of the country. Millennials and Gen Z are the most informed generations in history, but politics has not caught up to the age of information yet so they don't have the tools they need to participate. Politiscope is here to solve that problem for them. After we scale in the US, Politiscope is designed in a way to easily make an impact in democracies all over the world. We believe we can get to over 3,000,000 active users by the end of 2020.

We are taking 5% of all donations through the application ($1.1B donated to campaigns annually by individuals) and selling profile upgrades to legislators ($5M annual market).

Aside from our B2C mobile application, we commercialized the application to license our API and our white-labeled product to businesses with a political agenda and media companies. There are over 300 organizations that fall within our target market. At $80,000 ARR per sale, this gives us a target market of $24,000,000.

Phase 2 of our monetization strategy includes aggregated data sales ($50B market) and mobile ad space sales ($70B market).

Risks and Disclosures

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has no history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

The Company's cash position is relatively weak. Specifically, the Company has approximately $1450 in cash remaining as of September 30. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new updates to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business

The Company forecasts project aggressive growth in 0 0. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company has very limited operating history since its organization. There is no assurance that the Company will meet its business objectives or operate profitably. To develop its products, the Company will need to incur significant expenses on further development and marketing. These expenses may exceed the amount of proceeds from this Offering and other sources of revenue, and it is likely the Company will experience net operating losses into the foreseeable future.

Following this Offering, the Company will almost certainly need to seek additional financing, which may include the issuance of additional shares of the Company's stock or other securities. There can be no assurance that the Company will be able to obtain such financing, or that, if available, such financing would not result in a substantial dilution in the value of the Company's outstanding stock. Additional financing may require that the Company issue securities that have rights, preferences and privileges that are senior to the Shares.

The Company's financial success will depend, to a significant extent, on the efforts and abilities of its Key Employees, Nimish Desai, Israel Lopez, Walter Powell Jr. and Jackson White. The loss of the services of any of them for any reason could seriously impair the Company's ability to proceed as a viable entity.

The Company has engaged in elated Party Transactions. The Company has a short term loan from related party Nimish Desai. The loan bears no interest and has no formal repayment structure. Nimish Desai is a member of the Company's management team. In addition, in 2018, the Company issued a promissory note in exchange for $10,000 to related party Nimish Desai. The Note bears an interest rate of 2% per annum compounded semiannually. The Note will become due on demand of the Note Holder.

Management has identified a Going Concern Note in its financial statements. Specifically, management has identified the following conditions and events that create uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2018 & 2017. The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

The individuals listed as advisors on the pitch deck are mentors, rather than formal advisors. These individuals do not have formal agreements in place with the Company, and may not be compensated for their expertise and advise.

The Company acquired Political Junkie, Inc. by way of a tax-free stock exchange version of a reverse triangular merger in May, 019. In the merger, Israel Lopez, Walter Powell Jr. and Jackson White, the founders of Political Junkie, Inc., joined the Company and all Political Junkie, Inc. assets were assigned to the Company. Political Junkie, Inc. is now a wholly owned subsidiary of the Company.

The Company's strategy for development contemplates the Company will enter into and maintain various arrangements with customers and industry partners. There can be no assurance that such arrangements can be secured or will be maintained or that additional recurring arrangements will be entered into. Although the Company believes that parties to any such arrangements would have economic and other motivations to perform their contractual responsibilities in full, the amount and timing of resources which they would devote to these activities would not be within the control of the Company. There can be no assurance that such parties would perform their obligations as expected or that any revenue would be derived by the Company from such arrangements; nor can there be any assurance that the Company would be able to perform its obligations under any such arrangements. The Company's failure to perform its obligations under such arrangements could result in their termination by the other party or parties thereto, which would have a material adverse effect on the Company's success.

Deviation from Business Plan. The Company may attempt to sell its business prior to fully reaching market potential, in which case the value of the Company may not have an opportunity to mature, or the Company may abandon the development of its existing products and/or services to pursue other opportunities that arise.

There is no assurance that the Company's products and/or services will be accepted by customers in the intended market for such products and/or services, or that competitors may develop superior products and/or services or be able to provide such products and/or services at lower costs to customers than the Company. Lack of acceptance of the Company's products and/or services would have a material adverse effect on the Company and the value of the Shares. The Company's products and/or services and the value of the Company and its stock are generally subject to risks inherent in a general economic downturn or a downturn in the market in which the Company's products and/or services are sold.

Potential future conflict of interest. While the Company's management does not feel that the Company is currently engaged in any other conflict of interest transactions or relationships with any of its Shareholders, Directors or officers (or their affiliates), there is no assurance that the Company will not in the future become involved in such conflict of interest transactions or relationships.

Certain potential conflicts of interest are inherent in the relationships of the Company with its Shareholders, Directors and officers. Such conflicts arise where these persons or their affiliates transact business with or have other relationships with the Company, or where such persons own businesses or are otherwise materially interested in or involved with individuals or firms that transact business with or have other relationships with the Company.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or ( ) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock (provided the Company has converted into a C-Corporation). If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest, the amount of preferred shares they would have been able to purchase using the valuation cap (if the Company has converted into a C-Corporation prior), or, if the Company has not converted into a C-Corporation at that time, payment equal to the cash value of such preferred shares had the notes converted into preferred shares. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock, provided the Company has converted into a C-Corporation. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the Crowd Note as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the Crowd Note is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 23.65% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Arbitrary Company Valuation and Determination of Purchase Price. The valuations set forth in the Notes for purposes of calculating certain default conversion rates are arbitrary and are not an indication or representation of the value of the Company. The purchase price of equity in a future Qualified Financing (the "Purchase Price") may be determined based upon a number of factors, some of which bear no relation to established valuation criteria such as assets, earnings, net worth or book value. The Purchase Price will be approved by the Company's management as adequate consideration for the equity offered in a Qualified Financing. There can be no assurance that the Purchase Price represents the fair market value of this equity. No formal independent fair market valuation of the Company or its equity has been or is expected to be obtained.

The Company's Board of Directors currently consists of five individuals elected by a majority of the issued and outstanding shares of Common Stock of the Company. Currently, Walter Powell Jr., Israel Lopez, and Nim Desai are the three Directors with two vacant seats. After the sale of all of the Securities in this Offering, the Founders will continue to be the controlling holders of Common Stock of the Company and will collectively control the election of the three-person Board of Directors.

Absence of Distributions. The Company has never paid distributions and does not intend to pay any distributions in the immediate future.

Each of the two Founders will hold a significant number of shares of Common Stock of the Company even after the Offering, and are officers of the Company, and are willing to provide services to the Company. Additionally, Walter Powell Jr. is on the Company's Board of Directors. The Founders will be compensated for those services pursuant to agreements and/or arrangements that are subject to approval, interpretation and/or termination by the Company's Board of Directors.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Politiscope, Inc.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Politiscope, Inc.'s Form C

Data Room

NAME
Financials (1 file)
Investor Agreements (2 files)
Miscellaneous (4 files)

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under egulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Politiscope, Inc.

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Politiscope, Inc.. Once Politiscope, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Politiscope, Inc. in exchange for your securities. At that point, you will be a proud owner in Politiscope, Inc..

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Politiscope, Inc. has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Politiscope, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Politiscope, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Politiscope, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Politiscope, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Politiscope, Inc.'s Form C. The Form C includes important details about Politiscope, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck


politiscope

This presentation contains offering materials prepared solely by Politiscope, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Politiscope empowers users to impact politics nationwide.



Hot Topics
Business
Civil Rights
Drug Policy
Economy
Education
HR865
To provide for the long-term improvement of public school facilities, and for other purposes.
Breakdown
A bill to provide $100 billion in grants and bonds to improve public school facilities and advance access to digital education opportunities.
Rebuild America's Schools Act of 2019
Digging Deeper
On the Left
Centric Position
On the Right
This bill was created to address the crumbling infrastructure of America's public schools.
THE BIG ISSUES
Meet Congress
Rep. Ralph Abraham (R-LA)
Education
Rep. Robert C. Scott (D-VA)
Rebuild America's Schools Act of 2019

Our Problem / Opportunity

Interest in politics is at generational highpoint. Individuals and organizations want to get in the game & make an impact.

We empower them to do that…


MOST EXPENSIVE HOUSE RACE IN U.S. HISTO
BATTLE FOR GA'S 6TH DISTRICT
$31.4M
$23.4M


79%
of Americans now say politics really matter to them
90%
80%
70%
60%
50%
'00
'04
'08
'10
'14
'18

Source: PEW RESEARCH CENTER

Our Environment

Our government, electorate and media sources are increasingly polarized, and social media has amplified opinions and news.

Politicians have become celebrities & celebrities have gotten political.



Distribution of representatives by party and ideology
Democrat reps
Republican reps
1980
2018
Number of representatives
40
30
20
10
0
−2
−1
0
1
2
← More liberal
Representatives' ideology score
More conservative →
A widening ideological divide

Graphic: John Burn-Murdoch
Sources: Adam Bonica (Database on Ideology, Money in Politics and Elections); AP
© FT



Our Solution

A nonpartisan mobile platform that allows users and influencers to access political news; track elections, legislation and politicians' votes; and take action.

- **HOT TOPICS** - Follow the political issues of your interest in a single place
- **PLAYER PROFILES** - Know your legislators and their voting histories
- **BREAKDOWNS** – User-friendly bill summaries that provide all positions
- **CAMPAIGN CONTRIBUTIONS** – Send contributions to the candidates you support
- **REGISTER TO VOTE** – Register in your state and district



Today in Congress
Taxes
TAX AVOIDANCE
A bill to prevent corporations and America's wealthiest individuals from dodging taxes in offshore accounts, and to eliminate other unfair tax loopholes.

Our Markets

Politiscope charges a fee for electronic processing of campaign contributions from its users and monthly contracts to B2B customers accessing data or the Politiscope white labelled application. We plan to expand into the big data and mobile ad market at scale.



$250K
$2.4B
$1.2M
$5B
$18M
$50B
$80M
$70B
Phase II

CAMPAIGN CONTRIBUTIONS

- Total market = $2.4B annually
- $1.1B from individuals; $1.3B from non-individuals
- $100M market for individual contribution processing fees
- $250K annually for Politiscope by end of 2020

B2B SALES

- Total market = $5B annually
- Currently generating $60K annually
- Projecting $1.2M annually by end of 2020

BIG DATA SALES

- Total market = $3B annually
- $18M annually for Politiscope at scale (10M users)

MOBILE ADS

- Total market = $70B annually
- $80M annually for Politiscope at scale (10M users)

Our Worldwide Potential

Political engagement via mobile phones can provide valuable benefits in many of the world's democracies…


The Economist Intelligence Unit Democracy Index map for 2018
Full democracies
9.01–10
8.01–9
Flawed democracies
7.01–8
6.01–7
Hybrid regimes
5.01–6
4.01–5
Authoritarian regimes
3.01–4
2.01–3
0–2

75

Democracies

1.25B

Citizens

Our Management Team



The Politiscope app is providing US citizens with transparent, objective information about the issues and politicians that they're interested in. We will never be able to make politics simple, but we can make it accessible and understandable.

ISRAEL LOPEZ, ESQ.
Chief Executive Officer

- M&A and Securities Attorney turned Tech CEO
- Tech/Business Strategy, Operations, and Legal
- 8 years of tech CEO experience
- 7 years of M&A and Securities Law Practice
- Founder/CEO of AkuComm and Madison Noteworthy



We empower users to impact politics nationwide regardless of what side of the aisle they're on, where they live, or what they do for a living. What is more American or more necessary in our politics than that right now?

NIM DESAI
Chief Operating Officer

- Serial Entrepreneur with 20 + Years of Tech Executive Leadership Experience
- Founder/CEO, Ten-Divide Inc. (acquired by EA Engineering, Science and Tech.)
- Former Vice-President, EA Engineering, Science and Tech
- Strategy and outreach support for 2016 Clinton Presidential Campaign



In this political climate, everyone is looking for truth, especially millennials. There's not one place that brings together information & tools necessary to combat "fake news" like we are doing, and I think it has the potential to revolutionize democracy.

WALTER POWELL
Chief Brand Officer

- NFL Alum Turned Tech Entrepreneur
- Idea man for the app
- Arizona Cardinals, NY Jets and Buffalo Bills
- Brand Ambassador and Face of the Company



Politics affect so many aspects of our lives that it grips society in ways people don't fully understand. Politiscope makes politics easier to understand…taking away the time it takes to do the research and really dive into what these policies mean.

JACKSON WHITE
Chief Content Officer

- Content Strategy Developer and Chief Political Contributor
- 9 years of business ownership experience
- TYT Network Contributor

Our Advisory Team

Product Development / Design
Tech Startups / Business / Finance
Politics / Government
Social Media / Influencer Marketing



Gary Vaynerchuk
Founder
Vayner Media



David Kumaran
Serial Entrepreneur
Multiple Startups



David Meltzer
CEO
Sports 1 Marketing



Andy Liu
Serial Entrepreneur
Unlock Venture Partners



Mark Titus
Principal
August Island Pictures



Cyrus Krohn
Republican Strategist
Former Digital Lead - RNC



Josh Alcorn
Campaign Finance Director
Biden Foundation



Alexandra Matthiesen
Creative Director
Westward Creative



Mark Gibson
Creative Director
Formerly Microsoft



Michael Lindholm
Sr. UX Designer
Amazon

Our Progress

Mobile app released on Android and iOS. 5 months of consistent user growth. Healthy contribution metrics during 2018 midterms. Established anchor deal with the most viewed online news network in the U.S. Completed merger with Downticket.

TYT NETWORK

4-year partnership deal
200 million views per month
#1 in News and Politics on all digital platforms among millennials (18-24).

30K
Users

400
Contributions processed

80%
Retention Rate

4
Avg. mins / Session

$20K
Contributions

$53
Avg. contribution

972
Avg. Daily Hits

29%
DAU / MAU

$60K
Annual contract revenue

Our Competitive Landscape


politiscope
Unbiased source of information ✔
User-friendly bill breakdowns ✔
Legislator player profiles ✔
Legislator voting history ✔
Register to vote ✔
POLITICAL SITES
MOBILE/MEDIA APPS
Unbiased source of information ✖
User-friendly bill breakdowns ✖
Legislator player profiles ✖
Legislator voting history ✖
OpenSecrets.org
CONGRESS.GOV
govinfo
govtrack.us
Voter
icitizen
Quorum
POLITICO
COUNTABLE
VOTESPOTTER

Our Earned Media & Influencer Advantage

We have competitive advantages in our NFL to politics story, relationships with pro athlete influencers, and our partnership with TYT. We will continue to leverage earned media to promote B2C growth while continuing to market our API and white-label B2B product.


TYT
TYT
DOWNLOAD NOW: APP.POLITISCOPE.IO
WNYW FOX 5 - WNYW
TYT
WHITE SUPREMACY
BRIANNA JOY GRAY
TUCKER VS HISTORY
POLITISCOPE
RISE OF THE TROLLS
WALTER POWELL JR.
THE DAMAGE REPORT
POLITISCOPE FOUNDER BREAKS DOWN NEED TO SIMPLIFY POLITICAL INFORMATION




Hope Solo
Jason McCourty
Today in Congress
Military
Environment
Devin McCourty
Keith Carlos

Our Potential Exit

Political news media have expanded their operations dramatically in the leadup to 2016 and during the Trump presidency. That machine needs to be fed, and we believe they will need new ways to generate revenue from their content as ad revenue plateaus. If Politiscope is successful in monetizing political content as planned, we believe we will be a very attractive acquisition target to this segment.

- ALTERNET
- CNN opinion
- DEMOCRACY NOW!
- THE DAILY BEAST
- THE HUFFINGTON POST

- abc
- The Atlantic
- BuzzFeed NEWS
- CBS
- CNN online news only
- The Economist

- AP
- BBC
- Bloomberg
- The Christian Science Monitor
- npr online news only
- REUTERS

- FOX NEWS channel
- reason
- THE WALL STREET JOURNAL opinion
- WASHINGTON Examiner

- THE AMERICAN SPECTATOR
- BREITBART
- THE BLAZE
- CBN
- THE DAILY CALLER
- Daily Mail

Timeline and Traction Projections

Sep 2019	Oct 2019	Nov 2019	Dec 2019	July 2020	Dec 2020
Close Seed Round - Backend Data System Integration - UI/UX Upgrades - DownTicket Integration	Release V2.0 of Politiscope	Launch of Marketing Campaign, Ambassador Campaign, and Paid User Acquisition	500K Users, $100K Gross Revenue	2M Users, DMP Play Launch, Ad Space Launch, $1M Gross Revenue	5M Users, $10M Gross Revenue



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

	2019 (projections)	2020 (projections)
Revenue		
Contribution Processing	15,000	500,000
API Licensing	15,000	300,000
White-labeled Licensing	15,000	960,000
Platform/DMP	0	500,000
Ad Space	0	500,000
Total Revenue	45,000	3,260,000
Expenses		
Labor	300,000	700,000
Marketing	150,000	300,000
Software Licenses	5,000	10,000
Legal Support	25,000	0
Interest Expense	0	0
Misc.	10,000	20,000
Occupancy	6,000	15,000
Total Expenses	496,000	1,045,000
Net Income (Target)	**-451,000**	**2,215,000**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


politiscope

EXHIBIT E
Video Transcript

Video 1:
Commentator:
Tossed down field...what a grab! How did he hold on to this thing? it was David Tyree-esque.

Walter Powell: I was at a point in my life where I was trying to figure out my true purpose in life and I know football was my passion but it wasn't my purpose.

[Shown on the screen: A picture of Walter Powell with Gary Vaynerchuk, CEO of VaynerMeida and AJ Vaynerchuk, CEO VaynerSports]

Fox Business TV Host: A new app is going to make it easier for voters to make informed decisions. Get this ladies and gentlemen, it was created by a former NFL player, his name is Walter Powell Jr. He created this app, Politiscope.

Video 2:
Quincy Enunwa: What's up everybody! Quincy Enunwa here and I'm excited to announce that it is official, I'm an Ambassador for politiscope, your number one resource for unbiased facts about politics.

Video 3:
Essence Carson: Hey guys! Get involved in politics. This is your chance to have a voice, not only for yourself, but for the next generation. The time is now!

Exhibit E – Video Transcripts

Helping voters make more informed decisions.

https://www.youtube.com/watch?v=Q9l8mp7Xc4I&feature=emb_title

Stuart: how about this one? A new app is gonna make it easier for voters to make informed decisions. It's called Politiscope. It's one-stop shopping for statistics about American politicians. Get this, ladies and gentlemen, it was created by former nfl player. His name is Walter Powell, Jr., and he created this app Politiscope. And he's with us now. Well-done, young man, well done.

Walter: thank you.

Stuart: so wait a minute, you finished playing football. You made all the right connections, and you come up with the idea of Politiscope. If i get the app what does it tell me?

Walter: it's gonna tell you politician statistics, what they voted for or against on any legislation. We showcase notable articles, media, just anything you need to know about your politician. You can follow them on the app. You can follow any piece of media legislation. It goes to your own personal profile. So you don't have to see every politician. Just ones you're interested in. Just really like you said, maybe it a one-stop shop for you all politics.

Stuart: politicians, there are a million politicians in America, i mean there are members of congress, governors, state legislatures. Where do you draw the line?

Walter: first we're starting federal. We'll work our way down. We'll start at the top since once you get local you need a lot of hands on deck.

Stuart: so if i get, Politiscope, i gotta get this right. If i get this Politiscope, is it free.

Walter: it has to be free. It's information. It's gotta be free.

Stuart: i get it. I dial up and i punch in, say, Senator Chuck Schumer, what do i
Get?

Walter: you are going to get legislation, bio --

Stuart: every piece of legislation he proposed?

Walter: proposed, cosponsored, voted for or against. It's gonna show you everything.

Stuart: vote for or against, no matter what?

Walter: yep it's going to say yes, no, yes., once you click into it, it's gonna show you the breakdown of statistics, of which side is republican democrat, percentages. Who voted yes, who voted no. It is pretty dope, i like it.

Stuart: in all seriousness, Walter i can use that kind thing.

Walter: oh yeah, i feel like anybody can from all the way up top, all the way down to the bottom everybody can use it. It is simple to use, easy to navigate through. Instead of spending a whole hour trying to figure out one bill means, you can figure out what 50 to 100 in an hour with this information.

Stuart: you're a entrepreneur, but entrepreneurs have to make some money at some point.

Walter: of course, of course.

Stuart: this thing is free, all the information going out there, how eventually will you make money?

Walter: of course you know we're trying to get a big user base, and just develop the trust and with all our users. Eventually we'll have upgrades, politician upgrades. Where they'll be able to campaign on their profile page. Right now we're focusing on gaining the users.

Stuart: So what you need is eyeballs?

Walter: eyeballs basically.

Stuart: users, eyeballs, and then, when you got a couple million, whatever. How many do you need before you start making some money?

Walter: i have to say anywhere, in 50-k, somewhere in that area. We're not worried about it right now. We're trying --

Stuart: we got it on the screen, there you go, Politiscope. See if i can get you 50,000 subscribers.

Walter: I hope so.

Stuart: dream on, son – probably not gonna happen, i think we might get you a few.

Walter: one or two would be nice.

Stuart: Politiscope. Good stuff. Great to have you on the show.

Walter: thank you for having me.

Download Politiscope and BE EMPOWERED!
https://www.youtube.com/watch?v=ZUVzRFs0ecA&feature=youtu.be

Walter: Can you name the representative of your district?
[Various Speakers]:
The ….the representative of my district? Uf.
I have no idea.
I actually don't know who the representative of my district is

Walter: Do you know what the corporate tax rate is?
[Various Speakers]:
I think it's pretty high.
I should know this …
Like in between 20 25 percent?
I don't know

Walter: How many amendments are in the US Constitution?
[Various Speakers]:
Oh no
This brings me back to grade school.

I should know this because I was a history major but I do not remember
I don't know that
I don't know
I have no clue
Um
Nope
I don't know the answer to that one

Walter: You don't know? I didn't know. It's time to change that. We live in the best country in the World. We live in the most powerful country in the world. We love our American freedom, but only half of us take part in a political process. Only half of us vote. We don't fulfill our duties as US citizens to make this country a better place. It's time that we use our voices as a team, as a country, to become better. We will stand up. We will be empowered. We will stay educated and informed about politics every single day, because it's our responsibility, and Politiscope just made it easy for you. So join me. Join us, and let’s be Americans.